

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Jonathan Myers
Chief Executive Officer
Qomolangma Acquisition Corp.
1178 Broadway, 3rd Floor
New York, New York 10001

      Re: Qomolangma Acquisition Corp.
          Registration Statement on Form S-1
          Filed June 6, 2022
          File No. 333-265447

Dear Mr. Myers:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Summary
Enforcement of Liabilities, page 7

1.   We note your disclosure regarding the difficulty of enforcing judgments against your officers and directors as several members of your board and management team are located in China, are citizens of China and their assets are located in China. Please disclose this risk on the cover page. Revise your disclosure here, and in the risk factor on page 68, to identify each director and officer residing outside the United States and provide their place of residence. Additionally, include a separate Enforcement of Civil Liabilities section within the prospectus that also provides this information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher S. Auguste, Esq.